UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES OF GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING No. 69: In the Autonomous City of Buenos Aires, on this 10th day of the month of June of the year 2019, at 11:00 a.m., at Avenida del Libertador 6363, there appear the shareholders of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) registered on folio No. 26 of Company’s Share Deposit and Attendance to Shareholders’ Meeting Book No. 2. It is expressly stated that Ms. Cristina Luis, acting on behalf of Bolsas y Mercados Argentinos (“BYMA”), and Directors Ricardo Torres, María Carolina Sigwald, María José Wuille-Bille, Gustavo Capatti, Carlos Iglesias, Diego Salaverri, Mariano Garcia Mithieux and Lucas Amado also attend the meeting. Acting on behalf of the Supervisory Board, Supervisory Board Members Jorge Pardo, Daniel Abelovich and Germán Wetzler Malbrán are also present. The Shareholders’ Meeting is presided over by the Board of Directors’ Chairman, Mr. Ricardo Torres, with the assistance of the Board’s Secretary to facilitate its development. The Secretary informs that three (3) shareholders are attending the Meeting, all of them appointed as proxy holders, holding a total 825,291,664 shares, which are made up as follows: 462,292,111 Series A shares, representing a capital stock of $462,292,111, equivalent to 100% of Series A capital stock; and 362,999,553 Series B shares, representing a capital stock of $362,999,553, equivalent to 87.94% of Series B and Series C capital stock considered jointly, all of them equivalent to 94.31% of the total capital stock, after discounting the 31,358,527 Series B shares the Company holds in treasury, pursuant to Section 221, second paragraph, of General Business Organizations Act No. 19,550, which should be excluded for the purposes of determining the quorum or majorities at the time of adopting resolutions at shareholders’ meetings. Additionally, it is informed that this General Shareholders’ Meeting will discuss the Agenda announced in the call notice prepared by the Board of Directors in its meeting held on May 13, 2019, which was published on the Official Gazette of the Republic of Argentina on May 14, 15, 16, 17 and 20, 2019, and in the “La Prensa” newspaper on May 15, 16, 17, 18 and 19, 2019. Thereupon, the Chairman informs that, with quorum duly established under the legal and statutory provisions in force, this General Extraordinary Shareholders’ Meeting is declared validly held on first call, and submits the FIRST ITEM of the agenda for consideration: 1) Appointment of two shareholders to approve and sign the minutes. The Secretary expressly states that the Board of Directors, in its meeting held on May 13, 2019, resolved to propose to the Shareholders’ Meeting that the Minutes be executed by the proxy holders of Pampa Energía S.A. (“PESA”), the National Social Security Administration (“ANSES”, Administración Nacional de Seguridad Social) on behalf of the Sustainability Guarantee Fund pursuant to Act No. 26,425, and The Bank of New York Mellon (“BONY”). Shareholder PESA’s proxy holder takes the floor and proposes that the motion submitted by the Board of Directors be approved. The motion is submitted for consideration, and shareholder BONY’s proxy holder states that it votes in favor of adopting it with 54,744,520 votes, abstains from voting with 65,247,480 votes and votes against its adoption with 8,000 votes; whereas shareholder ANSES-FGS’s proxy holder votes in favor of the motion. Therefore, THE MEETING RESOLVES to approve the motion filed by shareholder PESA by a majority of computable votes, with the above-mentioned abstentions and negative votes. Thereupon, the SECOND ITEM of the Agenda is submitted for consideration: 2) RATIFICATION OF ALL BOARD OF DIRECTORS’ ACTS AND PROCEEDINGS ASSOCIATED WITH THE NEGOTIATION AND EXECUTION OF THE AGREEMENT FOR THE IMPLEMENTATION OF THE TRANSFER OF JURISDICTION AND THE LIABILITIES REGULARIZATION AGREEMENT. The Secretary states, that, in this respect, in its meeting held on May 13, 2019 the Board of Directors resolved to propose to the Shareholders’ Meeting that it should ratify all the Board of Directors’ acts and proceedings associated with the negotiation and execution of the “AGREEMENT FOR THE IMPLEMENTATION OF THE TRANSFER OF JURISDICTION OF THE ELECTRICITY DISTRIBUTION UTILITY SERVICE TO THE PROVINCE OF BUENOS AIRES AND THE AUTONOMOUS CITY OF BUENOS AIRES” AND THE “LIABILITIES REGULARIZATION AGREEMENT FOR THE TRANSFER OF CONCESSIONAIRES TO LOCAL JURISDICTIONS”. In this respect, the Chairman informs the attendees that, pursuant to 2018 Fiscal Consensus Act No. 27,469, The National Administration’s General Budget of Income and Expenditures for Fiscal Year 2019 Act No. 27,467, and Executive Order No. 162/2019, which required the Ministry of Finance to take the necessary steps to comply with the instruction provided for by Section 124 of Act No. 27,467, on February 28 of this year the Federal Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires executed the AGREEMENT FOR THE TRANSFER OF JURISDICTION OF THE ELECTRICITY DISTRIBUTION UTILITY SERVICE TO THE PROVINCE OF BUENOS AIRES AND THE AUTONOMOUS CITY OF BUENOS AIRES (the “TRANSFER AGREEMENT”), whereby the Federal Government —which originally granted the electricity distribution utility service within its geographical concession area to Edenor— started, as from March 1, 2019, the process for transferring the Company to the jurisdictions of the Province of Buenos Aires and the Autonomous City of Buenos Aires, which, after the implementation of the transfer, would be vested with enforcement powers over the utility service provided by Edenor, both of them undertaking to create a bipartite monitoring and regulatory body for the electricity distribution utility service. To such effect, on May 10, 2019 the Federal, Provincial and City Governments entered into, conditional upon its ratification by the Provincial Executive Branch and the City’s Legislative Body, the AGREEMENT FOR THE IMPLEMENTATION OF THE TRANSFER OF JURISDICTION OF THE ELECTRICITY DISTRIBUTION UTILITY SERVICE TO THE PROVINCE OF BUENOS AIRES AND THE AUTONOMOUS CITY OF BUENOS AIRES (the “IMPLEMENTATION AGREEMENT”) with the purpose of implementing the transfer of the utility service under concession to Edenor, whereby the Company was required to become acquainted with the stipulations by the Federal, Provincial and Autonomous City’s Governments under the TRANSFER AGREEMENT and the IMPLEMENTATION AGREEMENT itself; to expressly state its consent to the transfer of its Concession Agreement and other provisions of the IMPLEMENTATION AGREEMENT involving its rights and obligations, and to undertake to hold the Federal Government, the Province of Buenos Aires and the City of Buenos Aires harmless from and against all and any administrative, judicial, extrajudicial or arbitration claims, whether in the Republic of Argentina, abroad or at the international level, by its controlling, controlled or affiliated companies or shareholders regarding the provisions stipulated in the TRANSFER AGREEMENT and the IMPLEMENTATION AGREEMENT. Lastly, as the TRANSFER AGREEMENT provides that the Federal Government is solely responsible for all receivables and payables arising from any cause or under any title prior to February 28, 2019 associated with the electricity distribution utility service provided by Edenor or the execution of its Concession Agreement, the Federal Government undertook to hold the Province of Buenos Aires and/or the City of Buenos Aires harmless from and against any liability which may be attributed to them for issues arising before February 28, 2019. To such effect, simultaneously with the IMPLEMENTATION AGREEMENT, the LIABILITIES REGULARIZATION AGREEMENT FOR THE TRANSFER OF CONCESSIONAIRES TO LOCAL JURISDICTIONS (the “REGULARIZATION AGREEMENT”) was entered into, which provides a solution to the so-called regulatory assets and liabilities. In this sense, the Chairman expresses that in September 2016 the Secretariat of Electric Energy had provided that any receivables and other issues existing between the Federal Government and Edenor resulting from the Transition Tariff Regime under the Contract Renegotiation Memorandum of Understanding should be dealt with and resolved independently from the Full Tariff Review

(RTI). He also points out that, in its meeting held on April 16, 2018, the Board of Directors unanimously authorized the Chairman, acting in the name and on behalf of the Company, to negotiate and execute an agreement with the Federal Government under terms and conditions substantially similar to those informed in that meeting, and authorized the voluntary dismissal of the claim and the right invoked in the proceeding “Edenor c/ Estado Nacional – MPIPS s/ Proceso de conocimiento (Edenor vs. the Federal Government - MPIPS on Declaratory Judgment)”, File No. 27519/2013 and the corresponding Motion for Waiver of Court Fees, File No. 27520/2013. This agreement did not succeed due to reasons beyond the Company’s control. Since then and to this same effect, the Company has held several meetings with different representatives of the National Executive Branch seeking to reach an agreement on receivables resulting from acts and omissions occurring during the Tariff Transition Period and until the entry into effect of the RTI approved in February 2017. In this sense, in late April 2019, a draft REGULARIZATION AGREEMENT was drawn up with the Federal Government, which was submitted to the consideration of the Company’s Board of Directors and approved in Board Meeting No. 435 held on May 6, 2019, when its content was disclosed and approved, and the Chairman and Vice-Chairman were indistinctly authorized to execute both the IMPLEMENTATION AGREEMENT and the REGULARIZATION AGREEMENT, thus validating the compromises and waivers stipulated in both agreements. The Chairman points out that the execution of the REGULARIZATION AGREEMENT will put an end to reciprocal claims between the Company and the Federal Government arising from regulatory assets and liabilities, and briefly explained the different issues involved, which ones would be resolved favorably or unfavorably to the Company, which ones would result in a contingent liability and for which amounts, and the treatment to be given to each of them. The Chairman states that the execution of the REGULARIZATION AGREEMENT also required the Company —and its controlling shareholder— to waive all and any administrative, judicial, extrajudicial or arbitration rights, actions or claims in the Republic of Argentina, abroad or at the international level, regarding: (i) tariff issues associated with the Transition Period resulting from the concession agreement and/or the Memorandums of Understanding; (ii) any income difference during such period, and any fact, act or omission occurring during the Transition Period; (iii) differences resulting from the application of the bill cap for users benefiting from the Social Tariff; and (iv) claims associated with the payment of consumptions by low-income neighborhoods with community meters generated as from October 2017, 2017, in the proportion committed by the Federal Government under the New Master Agreement and its successive extensions. Furthermore, the Company undertakes to hold the Federal Government harmless from and against all and any administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad or at the international level, by its controlling, controlled or affiliated companies or shareholders regarding the previously mentioned issues; and to waive, within a term of 30 days as from the execution of the Regularization Agreement, the judicial proceeding and the right originating the proceeding “Edenor S.A. c/ Estado Nacional –Ministerio de Planificación Federal, Inversión Pública y Servicios s/ process de conocimiento (Edenor vs. the Federal Government - Ministry of Federal Planning, Public Investment and Services on Declaratory Judgment)” (File No. 27,519/2013) pending before Federal First Instance Court in Administrative Litigation No. 11, providing that each party will bear its own litigation costs under this proceeding and any other proceeding to be waived under the Regularization Agreement, the Government Secretariat of Energy undertaking to provide its consent and to grant the instruments necessary so that this proceeding may be terminated and each party may bear its own costs. The voluntary dismissal of rights and proceedings was approved by the Company’s Board of Directors in the above-mentioned meeting held on May 6, 2019, and by the Board of Directors of its controlling company, Pampa Energía S.A., in Board Meeting No. 2190, also held on May 6, 2019.

Shareholder PESA’s proxy holder takes the floor and makes a motion to ratify the Company’s Board of Directors acts and proceedings regarding the negotiation and execution of the AGREEMENT FOR THE IMPLEMENTATION OF THE TRANSFER OF JURISDICTION and the LIABILITIES REGULARIZATION AGREEMENT. The motion is submitted for consideration, and shareholder BONY’s proxy holder states that it votes in favor of the motion with 53,613,580 votes, abstains from voting with 66,346,820 votes, and votes against the motion with 39,600 votes; whereas shareholder ANSES-FGS’ proxy holder votes in favor of the motion. Consequently, THE MEETING RESOLVES to approve the motion by a majority of computable votes, with the above-mentioned abstentions and negative votes. Next, the THIRD ITEM of the Agenda is submitted for consideration: 3°) Consideration of waivers and dismissals of actions and rights arising from such agreements and indemnity.  The Secretary expresses that, in this respect, in its meeting held on May 13, 2019, the Board of Directors resolved to propose to the Shareholders’ Meeting that it should approve: (i) the waiver and voluntary dismissal of all and any administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad or at the international level, of tariff issues associated with the transition period resulting from the concession agreements and/or the memorandums of understanding, together with any income difference during such period, and any fact, act or omission occurring during the transition period; (ii) the waiver and voluntary dismissal of all and any administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad or at the international level, regarding differences resulting from the application of the bill cap for users benefiting from the Social Tariff and the payment of consumptions by low-income neighborhoods with community meters generated as from October 2017, in the proportion committed by the Federal Government under the New Master Agreement and its successive extensions; (iii) the voluntary dismissal of the claim and the right invoked in the proceedings “Edenor S.A. c/ Federal Government - M° de Planificación Federal Inv. Pública y Servicios s/ Proceso de Conocimiento (Edenor vs. the Federal Government - Ministry of Federal Planning, Public Investment and Services on Declaratory Judgment)” (File No. 27,519/2013) and “Edenor S.A. c/ Estado Nacional - M° de Planificación Federal Inv. Pública y Servicios s/ Beneficio de litigar sin gastos (Edenor S.A. vs. the Federal Government - Ministry of Federal Planning, Public Investment and Services, Motion for Waiver of Court Fees)” (File No. 27,520/2013); y (iv) to hold the Federal Government harmless from and against all and any administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad or at the international level, by its controlling, controlled or affiliated companies or shareholders regarding the issues mentioned in (ii) through (iii) above. Shareholder PESA’s proxy holder takes the floor and files a motion to approve the above-stated proposal made by the Board of Directors to the Company shareholders last May 13, 2019 in its Meeting No. 437, including the approval in whole of the LIABILITIES REGULARIZATION AGREEMENT executed by the Company’s legal representative, specifically its SECTION 8 which is transcribed below: “SECTION 8. Waiver of all Claims by Concessionaires regarding the Transition Period. Concessionaires do hereby waive all and any administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad or at the international level, regarding tariff issues associated with the Transition Period resulting from the concession agreements and/or the Memorandums of Understanding, together with any income difference during such period, and any fact, act or omission occurring during the Transition Period.

Concessionaires do hereby waive all and any administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad or at the international level, regarding differences resulting from the application of the bill cap for users benefiting from the Social Tariff and the payment of consumptions by low-income neighborhoods with community meters generated as from October 2017, in the proportion committed by the Federal Government under the New Master Agreement and its successive extensions.

These waivers do not cover discounts granted by Edenor to users associated with the penalties mentioned in sections 9.2.1 and 9.2.2 of Edenor’s Memorandum of Understanding, which status as settlement payment has been challenged by the ENRE.

Concessionaires do hereby provide evidence, pursuant to Schedule VI’s documentation, of the waivers and voluntary dismissals by its shareholders of all administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad or at the international level, regarding issues mentioned in the first and second paragraph of this clause, and undertake to submit the applicable Minutes of Shareholders’ Meeting within 45 calendar days from the execution hereof.

They also undertake to hold the Federal Government harmless from and against all and any administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad or at the international level, by its controlling, controlled or affiliated companies or shareholders regarding the issues mentioned in the first and second paragraph of this clause. Edenor undertakes to waive, within 30 days as from the execution hereof, the judicial proceeding and the right originating the proceeding “Edenor S.A. c/ Federal Government –Ministerio de Planificación Federal, Inversión Pública y Servicios s/proceso de conocimiento (Edenor vs. the Federal Government - Ministry of Federal Planning, Public Investment and Services on Declaratory Judgment)” (File No. 27,519/2013) pending before Federal First Instance Court in Administrative Litigation No. 11. Each party will bear its own litigation costs under this proceeding and any other proceeding to be waived under this Agreement. The Government Secretariat of Energy (SGE) undertakes to provide its consent and grant the instruments necessary so that this proceeding may be terminated and each party may bear its own costs.

Waivers, dismissals and consents by the Concessionaires hereunder are made taking into consideration the commitments made by the Federal Government herein and in order to put an end to the situation existing as a result of the facts described in the Recitals hereof, and do not imply an acknowledgment of facts or rights. Specifically, the consent regarding the penalties set forth in item (ii) of Section 1 hereof is provided to the sole effect of putting an end to the claims, without this implying an acknowledgment by the Concessionaires of the negligence attributed by the ENRE.

The Parties acknowledge and declare that the considerations and provisions hereof are applicable solely and on a one-off basis to the rights and obligations corresponding to the Transition Period regarding the differences resulting from the application of the bill cap for users benefiting from the Social Tariff and the payment of consumptions by low-income neighborhoods with community meters generated as from October 2017, in the proportion committed by the Federal Government. Consequently, Concessionaires acknowledge and declare that factual or legal circumstances stipulated in this Agreement will in no case constitute or be deemed an acknowledgment of facts or rights or be invoked, also waiving to do so in the future, so as to exempt, mitigate or release any liability by the Concessionaires in case of breach of any obligation not associated with the Transition Period, including, but not limited to, service quality levels and other requirements established by the ENRE under the RTI and/or any other obligation by the Concessionaires under the Regulatory Framework and supplementary provisions applicable to the Concessionaires and/or the service they provide.”

The motion is submitted for consideration, and shareholder BONY’s proxy holder states that it votes in favor of the motion with 53,613,580 votes, abstains from voting with 66,346,820 votes, and votes against the motion with 39,600 votes; whereas shareholder ANSES-FGS’ proxy holder votes in favor of the motion. Consequently, THE MEETING RESOLVES to approve all motions by a majority of computable votes, with the above-mentioned abstentions and negative votes.

There being no further business to transact, and after responding to some queries on the Company’s ordinary course of business, the Chairman thanks the shareholders for attending the meeting, which is adjourned at 11:30 a.m., after reading and ratifying these Minutes, which are signed by the persons stated in the First Item.-

Ricardo Torres Edenor S.A.’s Chairman	Juan Manuel Recio Pampa Energía S.A.’s Proxy Holder
Marianela Lago ANSES-FGS’ Proxy Holder.	Magalí Aumasque The Bank of New York’s Proxy Holder

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: July 31, 2019